Orange County Bancorp, Inc.
212 Dolson Avenue
Middletown, New York 10940

December 13, 2022

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Orange County Bancorp, Inc.
Registration Statement on Form S-3 (Registration No. 333-268635)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Orange County Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 1:30 p.m., Eastern time, on December 16, 2022, or as soon thereafter as is practicable.

Very truly yours,
/s/ Michael Lesler
Michael Lesler
Senior Vice President, Chief Accounting Officer and Controller
(Duly Authorized Representative)